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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Act of 1934
(Amendment No. 4)*

IONATRON, INC.
(Name of Issuer)

COMMON STOCK, $.001 PAR VALUE
(Title of Class of Securities)

462070 10 3
(CUSIP Number)

Brad L. Shiffman, Esq.
Blank Rome LLP 405 Lexington Avenue New York, New York 10174 (212) 885-5000
(Name, Address and Telephone Number of Person Authorized to receive Notice and Communications)

May 9, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e, 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP NO. 902939 10 7

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Robert Howard
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7.	SOLE VOTING POWER* 13,270,862
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 2,875,000
EACH REPORTING	9.	SOLE DISPOSITIVE POWER* 13,270,862
PERSON WITH	10.	SHARED DISPOSITIVE POWER 2,875,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,145,862
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.7%
14.	TYPE OF REPORTING PERSON* IN

* See Item 5

Page 2 of 4 Pages

EXPLANATORY NOTE

This Amendment is being filed solely to correct the percentage of the Common Stock beneficially owned by the Reporting Person and the number of outstanding shares of Common Stock used to calculate the Reporting Person’s percentage ownership as reflected in Amendment No. 3 to his Schedule 13-D.

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $.001 per share ("Common Stock"), issued by Ionatron, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 3716 East Columbia, Suite 120, Tucson, Arizona 85714.

Item 2. Identity and Background.

This statement is filed by Robert Howard (the "Reporting Person"). The address of the Reporting Person is 145 East 57th Floor - 4th Floor, New York NY 10022. The Reporting Person is a United States citizen.

Item 4. Purpose of Transaction.

On March 16, 2007, the Reporting Person transferred 60,000 shares of Common Stock to an educational institution to pay for the Reporting Person’s minor grandchildren’s tuition. On May 8, 2007, the Reporting Person sold 1,100,000 shares of Common Stock at a price of $5.3739 per share.

Item 5. Interest in Securities of the Issuer.

(a)-(b) The percentage of Common Stock beneficially owned by the Reporting Person reflected in this Report is based upon 78,171,267 outstanding shares of Common Stock on March 14, 2007 according to the Company’s Form 10-K for the Year Ended December 31, 2006. On May 8, 2007, the Reporting Person beneficially owned 16,145,862 shares of Common Stock of the Company which comprises 20.7% of the issued and outstanding Common Stock. Of such shares (i) 13,270,862 shares are directly owned by the Reporting Person, and (ii) 2,875,000 shares are owned by the Robert Howard Family Foundation (the “Foundation”), a not-for-profit, charitable enterprise. The Reporting Person is a director and shares voting and disposition over the shares of Common Stock held by the Foundation. The Reporting Person disclaims beneficial ownership of the shares held by the Foundation.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On May 9, 2007, the Reporting Person entered into a sales plan that complies with Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934, as amended (the “Plan”). The Plan provides for the broker to effect sales of up to 1,500,000 shares of Common Stock with a minimum price of $5.00 per share. The Plan provides for the broker to commence sales on September 1, 2007 and up to 100,000 shares per month (i) 100,000 shares per month from September 2007 through February 2008 and (ii) 150,000 shares per month from March 2008 through August 2008, until all shares under the Plan are sold or until the Plan expires on August 31, 2008, provided that any shares not sold in any given month can be rolled over to the following month. Under the Plan, the Reporting Person represented and agreed not to make any other open market sales of Common Stock, for his own account or any account in which he has an economic interest, from the date he entered into the Plan until the Plan expires.

Page 3 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: May 9, 2007

/s/ Robert Howard  __________
Robert Howard

Page 4 of 4 Pages